Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2012

1.   HIGHLIGHTS

International Financial Reporting Standards (IFRS)

This report is prepared in accordance with IFRS and should be read in conjunction with our consolidated financial statements for the year ended March 31, 2012, which were prepared in accordance with IFRS 1, First-time adoption of IFRS, as issued by the International Accounting Standards Board (IASB). The comparative figures for the year ended March 31, 2011 have been restated to comply with IFRS. See Note 2 of the consolidated financial statements for details on the most significant adjustments to the statements of financial position, changes in equity, net income, comprehensive income and cash flows.

FINANCIAL

FOURTH QUARTER OF FISCAL 2012

Higher revenue over last quarter and higher revenue over the fourth quarter of fiscal 2011

-     Consolidated revenue was $506.7 million this quarter, $53.6 million or 12% higher than last quarter and $41.1 million or 9% higher than the fourth quarter of fiscal 2011.

Higher net income attributable to equity holders of the Company compared to last quarter and compared to the fourth quarter of fiscal 2011

-     Net income attributable to equity holders of the Company was $53.2 million (or $0.21 per share) this quarter, compared to $45.6 million (or $0.18 per share) last quarter, representing an increase of $7.6 million or 17%, and compared to $45.5 million (or $0.18 per share) in the fourth quarter of last year, representing an increase of $7.7 million or 17%;

-     Excluding the reversal of the restructuring provision of $1.0 million booked in the fourth quarter of fiscal 2011, net income attributable to equity holders of the Company was $44.7 million (or $0.17 per share) for that quarter.

Positive free cash flow[1] at $106.7 million this quarter

-     Net cash provided by operations was $122.1 million this quarter, compared to $70.4 million last quarter and $162.1 million in the fourth quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $13.1 million this quarter, $17.3 last quarter, and $19.0 million in the fourth quarter of last year;

-     Cash dividends were $8.4 million this quarter, $8.0 million last quarter and $10.1 million in the fourth quarter of last year.

FISCAL 2012

Higher revenue over fiscal 2011

-     Consolidated revenue was $1,821.2 million, $190.4 million or 12% higher than last year.

Higher net income attributable to equity holders of the Company

-     Net income attributable to equity holders of the Company was $180.3 million (or $0.70 per share) compared to $160.3 million (or $0.62 per share) last year, representing a $20.0 million or 12% increase;

-     Excluding charges of $8.4 million ($2.7 million after tax) related to the acquisition and integration of Medical Educational Technologies, Inc. (METI), which was acquired during the year, net income attributable to equity holders of the Company would have been $183.0 million (or $0.71 per share) this year.

-     Excluding the reversal of the restructuring provision of $1.0 million ($0.8 million after tax) booked in fiscal 2011, net income attributable to the equity holders of the Company would have been $159.5 million (or $0.62 per share).

Positive free cash flow at $173.7 million

-     Net cash provided by operations was $233.9 million this year, compared to $226.3 million last year;

-     Maintenance capital expenditures and other asset expenditures were $61.2 million this year, compared to $62.7 million last year;

-     Cash dividends were $33.4 million this year, compared to $37.9 million last year.

Capital employed1 ending at $1,576.5 million

-     Capital employed increased by $259.8 million or 20% this year;

-     Non-cash working capital1 increased by $64.5 million in fiscal 2012, ending at $113.4 million;

-     Property, plant and equipment increased by $82.7 million;

-     Other long-term assets increased by $184.8 million, while other long-term liabilities increased by $72.2 million;

-     Net debt1 increased by $150.5 million this year, ending at $534.3 million.

[1] Non-GAAP and other financial measures (see Section 3.6).

Management’s Discussion and Analysis

ORDERS2[2]

-     The book-to-sales ratio2 for the quarter was 1.44x (combined civil was 1.32x, combined military was1.57x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.17x (combined civil was 1.29x, combined military was 1.07x and New Core Markets was 1.0x);

-    Total order intake this year was $2,128.3 million, up $273.8 million over last year;

-    Total backlog2 was $3,724.2 million at March 31, 2012, $275.2 million higher than last year.

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $686.9 million;

-    Simulation & Products/Civil won $398.7 million of orders, including contracts for 37 full-flight simulators (FFSs).

 Military segments

-    Simulation Products/Military won $528.8 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $430.9 million.

New Core Markets segment

-    New Core Markets won $83.0 million of orders.

BUSINESS COMBINATIONS AND JOINT VENTURES

-     On August 24, 2011, we announced that CAE Healthcare acquired Medical Education Technologies, Inc. (METI), a worldwide leader in medical simulation technologies and educational software, for US$130 million;

-     We entered into four new joint venture arrangements during fiscal 2012: CAE Japan Flight Training Inc. (51% participation), Asian Aviation Centre of Excellence Sdn. Bhd. (50% participation) and CAE Simulation Training Private Limited (25% participation) in the first quarter and Philippine Academy for Aviation Training, Inc. (50% participation) in the third quarter;

-     In March 2012, we acquired the outstanding 80.5% of the interests in Flight Simulator Capital L.P. (Simucap) that we previously did not own. With this acquisition, CAE owns 100% of the units of Simucap.

OTHER

-     We issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations which carried higher interest costs.

2 Non-GAAP and other financial measures (see Section 3.6).

2 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

2.   INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2012  mean the fiscal year ending March 31, 2012;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2011;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 23, 2012, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2012 and the consolidated financial statements and notes for the year ended March 31, 2012. We have written it to help you understand our business, performance and financial condition for fiscal 2012. Except as otherwise indicated, all financial information has been reported in accordance with IFRS. All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2012. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Events after the reporting period;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting standards;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Year-End Financial Results 2012 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 25  countries. We have annual revenue exceeding $1.8 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in 40 locations worldwide where we train more than 80,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. We are now leveraging our  simulation capabilities in new markets such as healthcare and mining.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 65  years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have extended our capabilities into new markets of simulation‑based training and optimization solutions in healthcare and mining.

A key tenet of our strategy in our core civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new commercial aircraft. Our Simulation Products/Civil (SP/C) segment, which in fiscal 2012 represented 19% of our consolidated revenue, is most dependent on this more deeply cyclical market driver. As a result of our diversification efforts, the balance of our business involves mainly more stable and recurring sources of revenue like training and services as well as military simulation products and services.

In addition to diversifying our interests among customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical, and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market, and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the high growth, emerging markets. We continue to execute our growth strategy by selectively investing to meet the long-term needs of our aerospace and defence customers, investing in adjacencies within our core markets, and by investing in our new core markets.

Value proposition

4 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities, as well as a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over the lifecycle of their operations. We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

CAE Year-End Financial Results 2012 | 5

Management’s Discussion and Analysis

Our core competencies and competitive advantages include:

-    World-leading modeling and simulation technology;

-     Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    Extensive global coverage and in-depth country familiarity;

-    High-brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in new and emerging markets.

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We have extended our expertise in modeling and simulation beyond training into other mission‑critical areas where these technologies are used to support superior decision‑making capabilities. As well, we are now applying these capabilities to new markets, such as healthcare and mining.

Comprehensive knowledge of training and learning methodologies for the operation of complex systems using modeling and simulation

We revolutionized the way aviation training is performed when we introduced our CAE SimfinityTM-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. We build upon the CAE SimfinityTM product line to develop the trainers that are used in the Airbus pilot and maintenance technician training programs. We also developed e-Learning solutions to enable pilots and technicians to train anytime and anywhere. We are using our experience gained in the development of training and learning methodologies in aerospace to bring and enhance modeling and simulation technologies to our training solutions in the healthcare and mining domains.

Total array of training products and services solutions

We offer a wide array of training products, from desktop trainers to FFSs, addressing both our civil and military customers’ training needs. With a large network of training centres, we are also a global leader in aviation training providing the complete solution to meet our customers’ training and pilot placement needs. Our civil pilot training programs span over 90 different aircraft models including business aircraft, civil helicopters and commercial airliners and provide curricula for initial, type rating, recurrent and maintenance training. Our civil pilot provisioning solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil ab initio pilot training through our CAE Global Academy which is the largest network of ab initio flight schools in the world, with 11 schools across the globe. With 65 years of experience in simulation, we are an industry expert in aviation training and are the industry’s training solution one-stop shop.

Broad-reaching customer intimacy

We have been in business for 65 years and have relationships with most of the world’s airlines and the governments of approximately 50 defence operators in approximately 35 countries, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their mission needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations and their ability to make superior decisions.

Extensive global coverage and in-depth country familiarity

We are globally diversified with more than 7,500 people at more than 100 sites and training location in over 25 countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding and respect of the regulations and customs of the local market. We operate a fleet of more than 180 full‑flight and full‑mission simulators in 40 civil aviation, military and helicopter training locations worldwide to meet the wide range of operational requirements of our customers. Our fleet includes simulators for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day. We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air‑worthiness regulations are introduced.

We have a broad global footprint, which enables close, long-term relationships with our customers. Our brand not only promises leading technology, but also superior customer support. CAE has a customer sales and support organization that rivals the size of a number of our competitor’s entire organizations.

6 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs within schedule to help ensure that there are trained and mission-ready aircrew and combat troops around the world. This includes MH-60 simulators for the U.S. Navy; C-130J simulators for the U.S., Indian and Canadian Defence Forces; MRH90 simulators for the Australian Defence Forces, Royal Netherlands Navy and German Armed Forces; A330 Multi-Role Tanker Transport training devices for the Royal Australian Air Force, United Arab Emirates Air Force and Royal Saudi Air Force; and M-346 jet trainer simulators for the Italian Air Force and the Republic of Singapore Air Force. These and other programs combined with our continued investment in R&D continue to strengthen our technological leadership and strengthen our management expertise to deliver complex programs that feature sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as our visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East, South America and Southeast Asia, where we have been active for several decades.

3.4       Our operations

We primarily serve two markets globally:

-     The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot students and flight training organizations (FTOs);

-    The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We also serve the healthcare market, involving hospital and university simulation centres, teaching institutions, medical societies and OEMs, and the mining market, serving global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

We are a global leader with an unparalleled range of capabilities to help our customers achieve greater levels of operational efficiency, safety and readiness. As such, we use an integrated solutions-based approach to market, which often results in multi-year agreements with our customers to provide them with a full complement of both products and services. Although this go-to-market approach increasingly entails the bundling of products and services, since fiscal 2006, we have reported our operating results in four individual segments: one for products and one for services for each of our two main markets. In addition to our Civil and Military business segments, we report Healthcare and Mining which, as of the first quarter of fiscal 2012, are presented together as the New Core Markets (NCM) segment (previously presented in Training & Services/Civil). Fiscal 2011 comparative figures for Training & Services/Civil have been restated.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America  and Southeast Asia. Through our broad global network of training centres we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 171 FFSs and provide aviation training and services in more than 20 countries around the world, including aviation training centres, FTOs  and third-party locations. Among our thousands of customers, we have strategic relationships, partnerships and joint ventures with more than 20 major airlines, aircraft operators and OEMs around the world. We offer a comprehensive  range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Global Academy is the world’s largest network of ab initio FTOs, with a capacity for training up to 1,800 pilot cadets annually. We  also offer our global base of airline customers a long-term solution to pilot recruitment with pilot sourcing services.

CAE Year-End Financial Results 2012 | 7

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and more  recently we have developed or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates and upgrades, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate, which is of particular interest to us  given our leadership position in these regions. The U.S. legacy airlines, a traditional CAE customer base, are in the process of renewing their aircraft fleets to modern, efficient aircraft. The growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs, to commercial aircraft manufacturers increasing their production rates and to the announcement of new aircraft programs.

In business aviation, aircraft orders and utilization are primarily driven by corporate profitability and by general economic conditions. U.S.‑operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. The business aviation industry remains cautiously optimistic, and while some market uncertainty persists, the number of business jet flights rose 2% in 2011 compared with 2010, according to the U.S. Federal Aviation Administration  (FAA).

Major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs which are an indication of their long-term confidence in the demand for business aircraft travel. Globally, we continue to see a steady increase in demand for large‑cabin business jets, while demand for mid‑sized and small-cabin jets  remains stable at low levels.

In the SP/C segment, the level of market activity has improved in the current fiscal year. We maintained our leadership position with 37 FFS unit sales in fiscal 2012.

The following secular trends form the basis of our Civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs;

-    More efficient and more technologically advanced aircraft platforms;

-    Aircraft re-fleeting by legacy airlines;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2011, passenger traffic increased by 5.9% compared to calendar 2010, while freight-tonne-kilometres remained stable over the same period with a modest 0.7% decrease compared to calendar 2010. For the first three months of calendar 2012, passenger traffic increased by 7.4%  compared to the first three months  of calendar 2011, while freight-tonne-kilometres remained stable, decreasing by 0.7%  over the same period. Over the past 20 years, air travel has grown at an average rate of 4.8% and this is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Africa, China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We  have  been active in these high-growth regions for several decades and are  positioned as the market leader with well-established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

In calendar 2011, commercial aircraft OEMs Boeing and Airbus received 2,224  net orders for new aircraft (firm orders minus cancellations), compared to 1,104 net orders in calendar 2010. Net aircraft orders for Boeing and Airbus were 502  for the three-month period ending March 31, 2012, and they continue to work through record backlog levels of more than 8,000 aircraft, which should help generate opportunities for our full portfolio of training products and services. In calendar 2011, Boeing and Airbus reported a total of 1,011 airplane deliveries, compared to 972 deliveries in calendar 2010. For the three-month period ending March 31, 2012, commercial airplane deliveries for Boeing and Airbus were 268. Airbus and Boeing have announced a succession of upcoming significant production increases of key models such as the Airbus A320-family and A330, and Boeing’s B737NG and B777. Higher aircraft deliveries should translate into higher demand for training products and services.

8 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

More efficient and more technologically advanced aircraft platforms

Airlines demand more efficient aircraft

Commercial aircraft OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. Some examples include the new Boeing 737 MAX, the Boeing 747-8 and 787, the Airbus A350 XWB and A320neo, the Mitsubishi MRJ, the COMAC ARJ21, Russia’s UAC SSJ100 and the Bombardier CSeries. The demand for these new, more efficient platforms is driven by high fuel prices, and, as fuel  accounts for a significant portion of an airline’s operating costs, airlines are actively seeking ways to reduce this cost.

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 85, the Global 7000 and 8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2 and Latitude.

These more efficient and more technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to position ourselves for future opportunities. In recent years, we have signed contracts with Bombardier for the CSeries aircraft, with ATR for the new ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the new MRJ, and with Airbus for the A350 XWB to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

Aircraft re-fleeting by legacy airlines

Legacy airlines have been taking steps to renew their aging aircraft fleets. The recent order activity in the U.S. from  Boeing and Airbus, for example from customers such as American Airlines, Southwest Airlines and Delta Airlines, highlights the potential for greater penetration of new generation of aircraft in the U.S. air transportation system.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In emerging markets such as China, India, the Middle East, South America and Southeast Asia, long-term air traffic growth is outpacing the growth in mature markets and this trend is expected to continue.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers for modern aircraft. We  launched the CAE MPL course in fiscal 2010 and graduates of our  MPL program are now flying. In fiscal 2012, we signed the world’s first long-term commitment to MPL by a major airline with Air Asia. If the MPL process continues to be adopted and gains momentum in emerging markets like China, India, Southeast Asia, Eastern Europe and the Middle East where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

MILITARY MARKET

We generate revenue across the defence market value chain by offering solutions to help maintain and enhance our customers’ efficiency, mission readiness and decision-making capabilities. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to a significant installed base of simulators  and training devices; we provide maintenance and in-service support solutions; we offer training centres and turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial‑off‑the‑shelf (COTS) modeling and simulation software solutions to OEMs, government agencies and defence forces.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have local presence and centres of excellence in key markets including Australia, Canada, Germany, India, Singapore, the U.K and the U.S. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities which results in greater efficiency and stronger customer relationships.

CAE Year-End Financial Results 2012 | 9

Management’s Discussion and Analysis

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50  defence operators in approximately 35  countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, maintenance and support services, simulation-based professional services and in-service support solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces, such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the German Army Aviation School at Buckeburg, the KC‑135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases as well as to our joint venture training centres, including Rotorsim s.r.l in Italy with AgustaWestland and Helicopter Training Private Limited (HATSOFF) in India with Hindustan Aeronautics Limited (HAL). Recently, we formed a venture with the Government of Brunei to develop the CAE Brunei Multi Purpose Training Centre Sdn Bhd (MPTC) where we will provide long-term training services involving helicopter and fixed-wing aircraft training.  We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 70 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

We continue to see a good number of opportunities globally for our modeling and simulation-based solutions. However, in mature markets such as the United States and Europe, we are experiencing longer and delayed procurement processes which are impacting the timing of contract awards. While the Unites States and Europe address budget challenges, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East, where CAE has an established and growing presence. While the short-term uncertainty brings near-term challenges, the expectation within the defence establishment is that more and more training will be simulation-based in the future. Three important factors help to distinguish our defence business. First, we have a uniquely global position that gives us balance and diversity across the world’s defence market. Second, we have a strong, experienced position on aircraft platforms that are expected to have a long program life. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain troops’ readiness.

Global position

CAE’s military business has, since its inception, been globally diversified as the majority of global defence expenditures have been outside the Canadian domestic market. Approximately 1/3 of our business comes from the U.S., 1/3 from Europe and 1/3 from the rest of the world. We are currently working from a solid backlog and continue to see a broad pipeline of global opportunities despite known pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. These pressures have led to some program delays and reductions, which has made it more difficult to predict the timing and size of opportunities in the U.S. and Europe. Nations, such as Germany and the U.K., are in the process of reducing their force structures, which will result in fewer personnel requiring training on the affected platforms, which may impact our future business. Yet at the same time, emerging markets such as India, other Asian countries and the Middle East are planning growth in defence expenditures and we are well positioned in these regions. Since our interests span across a broad range of more than 50 defence operators in approximately 35 countries, our military business is diversified across markets experiencing various rates of defence expenditure.

10 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Platform position

We have made a conscious effort over the last several years to position the company on aircraft platforms that we believe have long program lives ahead of them. We are mainly involved with the air domain on platforms such as helicopters, transport aircraft, tankers, maritime patrol, and lead-in fighter trainer aircraft. We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with simulation and training solutions on a range of these type of military platforms. These aircraft segments specifically include the C-130J transport aircraft, the P-8A Poseidon and P‑3C Orion maritime patrol aircraft, the KC‑46A tanker and A330 Multi-Role Tanker Transport, the NH90 helicopter, the M‑346 and Hawk lead-in fighter trainers, the S‑70 and H‑60 helicopter variants, the CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Thus far, while in some markets these platforms are not completely immune to pressures, platforms involving helicopters and airlift/transport aircraft, which serve both defence and humanitarian operations, have been relatively less exposed to reductions when compared to platforms like combat aircraft (i.e. fighters). In the U.S., planned cuts as part of the proposed fiscal 2013 budget have not materially impacted programs where we have a strong position, and we do not anticipate major impacts to programs such as the MH-60S/R, C-130J, P-8A, and others. The USAF’s proposed cancellation of the C-130 Avionics Modernization Program (AMP) in its current state is the one program potentially impacting CAE in the short-term, but this is not one of CAE USA’s largest programs and would have minimal impact on our outlook. Our overall positive long-term outlook is supported by the expectation that aircraft types such as the C-130J and H-60 helicopters, which serve critical military as well as humanitarian roles, will continue to be in demand globally. These platforms are comprised of newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade.

Value of simulation-based training

Industry research studies suggest that simulation-based solutions will be well placed to address some of the budget challenges facing defence operators. For example, a market research study conducted by Aerospace and Defence Media (ASD) in calendar 2012 estimates that military pilot training done in simulators will increase from an estimated 50% in 2011 to 80% by 2021. We view ourselves as fundamentally being part of the solution to achieving lower training costs while maintaining or improving readiness. To date, we have seen some of our defence customers move to increase their use of simulation-based training in an effort to achieve operational savings, and we expect this kind of activity to continue over the long term, even as force structures contract in some countries. The heads of defence forces and governments have expressed their explicit desire to move more training hours from actual weapon systems platforms to simulators as a means of achieving recurring savings. In the near term, though, the urgency of budget reductions has meant that the first priority for defence forces is finding areas to cut and then secondly, to look for ways to save going forward, which we believe will lead to increased use of simulation. We also continue to pursue new growth opportunities by expanding our core capabilities to other defence domains such as land vehicle and professional services.

Market drivers and our position

We believe that we are uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. Demand  for our products and services should be driven by the:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Growing demand for our specialized modeling and simulation-based products and services;

-    High cost of operating live assets for training which leads to more use of simulation;

-    Current and future nature of warfare requires joint forces training and mission rehearsal;

-    Growing demand for traditional home station training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence, therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2013  budget proposal, USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training”, aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon and has won the U.S. Air Force contract for new air refueling tankers, NH Industries is delivering the NH90 helicopter, Airbus Military is aggressively marketing the A330 MRTT, A400M and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C‑130J  aircraft, Alenia Aermacchi is successfully marketing the M‑346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

CAE Year-End Financial Results 2012 | 11

Management’s Discussion and Analysis

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC is being used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

Trend towards outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. We have participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. In fiscal 2011, we announced that CAE USA was awarded an expected ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews. In Australia, we have delivered a suite of KC-30A MRTT training devices and are now providing comprehensive training services, including classroom and simulator instruction to the Royal Australian Air Force. Recently, we formed a venture with the Government of Brunei to develop the CAE Brunei MPTC where we will provide long-term training services involving helicopter and fixed-wing aircraft training.

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. As an example, during fiscal 2012 we won a contract to perform a major upgrade to the Canadian Forces’ existing CC‑130H FMS. While retiring some older model C-5’s, the USAF is also upgrading 52 legacy C‑5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re‑engining program. In fiscal 2011 we won a competitive contract to perform upgrades on the USAF’s C‑5 training devices over the next several years. The award of the USAF KC-135 Aircrew Training System has provided us with a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The USAF, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is prompting a greater adoption of simulation-based training.

Current and future nature of warfare requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces which are driving the demand for joint and networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, as part of the C-130J Maintenance and Aircrew Training System II program with Lockheed Martin, CAE is developing C-130J weapon systems trainers for various branches of the U.S. Air Force that feature networking capabilities for distributed mission operations.

Growing adoption of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, at our MSHATF in the United Kingdom, we provide pre-deployment training to the Royal Air Force and other allied forces prior to Afghanistan deployments.

Growing demand for traditional home station training

With the United States and allies in the process of reducing the number of troops deployed to support operations in Afghanistan and elsewhere, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Most militaries expect to rebalance the mix of live, virtual and constructive training. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

12 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses  and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound simulators combine e-learning, a mannequin and real time 3D animated display that allows students and practitioners  to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions which maximize time available for student-learning through remote delivery of content and allows for self‑guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations  behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and student learning.

Following the acquisition of Medical Education Technologies, Inc. (METI) during the second quarter of fiscal 2012, CAE Healthcare has now become a leader in simulation-based technology for healthcare. METI is a worldwide leader in medical simulation technologies and education software with over  6,000 simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees  that work with a team of 50 clinical educators and a network of more than 40 distributors in 40 countries.

Market trends and outlook

The Healthcare simulation-based market is today focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and ranges from about $750 million to upward of $1 billion. Of that, approximately $150 million is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 793,000 physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators;

-    Increased adoption of minimally-invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

CAE Year-End Financial Results 2012 | 13

Management’s Discussion and Analysis

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods), it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care or family medicine physicians and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. According to the U.S. Department of Health and Human Services, "the U.S. will require 1.2 million new Registered Nurses (RNs) by 2014 to meet the nursing needs of the country, 500,000 to replace those leaving practice and an additional 700,000 new RNs to meet growing demands for nursing services". The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed and launched in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages due to rapid expansion in new mines;

-    Health and safety priority;

-    Greater need for operational efficiency to optimize yields from currently operating mines;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Increased activity in exploration and mining due to continued strong demand for commodities.

14 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. BHP Billiton estimates the resources industry in Australia alone will need more than 150,000 extra workers across a variety of disciplines over the next five years. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Greater need for operational efficiency to optimize yields from currently operating mines

In the last 30 years the average grade of ore bodies in some mining regions of the world has halved, while the waste removed to access the minerals has more than doubled. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput.

Declining grades and higher energy consumption resulting in increased cost of extraction

Average grades have been trending lower while energy consumption has been on the rise, leading to a significant change in the cost base of the industry. Large mining organizations are requiring multi-disciplinary expertise to help address complex industry-wide challenges. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Increased activity in exploration and mining due to continued strong demand for commodities

Commodity prices are driven by supply and demand. While commodity prices are off their peaks, they remain at historically high prices and demand remains strong. Increased consumerism and urbanization in emerging markets are fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal, although economic conditions in the U.S. and Europe are dampening growth in mature markets.

The world’s 40 largest miners have collectively announced the investment of more than US$300 billion for capital programs. Investment in new supply is increasingly focused on deposits in more remote territories or those requiring more complex development. Much of the exploration activity is being performed by junior miners who are investing in drilling programs to determine mineral resources and ore reserves.

3.5      Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase/
	2012	2011	(decrease)
U.S. dollar (US$ or USD)	1.00	0.97	3%
Euro (€)	1.33	1.38	(4%)
British pound (£ or GBP)	1.60	1.56	3%

CAE Year-End Financial Results 2012 | 15

Management’s Discussion and Analysis

We used the average foreign exchange rates below to value our revenues and expenses:

			(Decrease)/
	2012	2011	increase
U.S. dollar (US$ or USD)	0.99	1.02	(3%)
Euro (€)	1.37	1.34	2%
British pound (£ or GBP)	1.58	1.58	-

For fiscal 2012, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $1.2 million and no impact to net income, when compared to fiscal 2011.

16 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under IFRS, gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time,  as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-     Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating profit, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$11.4	$2.8	$(2.3)	$0.5
Euro (€)		2.2	0.3	(0.1)	0.2
British pound (£ or GBP)		1.0	0.2	(0.1)	0.1

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

CAE Year-End Financial Results 2012 | 17

Management’s Discussion and Analysis

3.6      Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Adjusted net debt

Adjusted net debt is a non-GAAP measure we use to monitor how much net debt we have without taking into account additional obligations under finance leases. We monitor  this indicator and believe that readers  of our MD&A use it in assessing our performance with our  peers. We calculate it by taking our total long-term debt,  including the current portion of long-term debt and subtracting cash and cash equivalents and obligations under finance leases.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C and NCM segments, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

18 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses and other (gains) losses – net.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

CAE Year-End Financial Results 2012 | 19

Management’s Discussion and Analysis

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, discontinued operations and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

4.     CONSOLIDATED RESULTS [3]

4.1      Results of our operations – fourth quarter of fiscal 2012

3 Non-GAAP and other financial measures (see Section 3.6).

20 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

(amounts in millions, except per share amounts)		Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$506.7	453.1	433.5	427.9	465.6
Cost of sales		$336.6	300.2	296.0	288.3	311.0
Gross profit[3]		$170.1	152.9	137.5	139.6	154.6
As of % of revenue	%	33.6	33.7	31.7	32.6	33.2
Research and development expenses[3]		$15.2	16.5	15.9	15.2	12.9
Selling, general and administrative expenses		$71.8	62.5	59.8	62.3	67.1
Other (gains) losses – net		$(5.6)	(3.6)	(2.1)	(9.9)	(3.2)
Operating profit[3]		$88.7	77.5	63.9	72.0	77.8
As of % of revenue	%	17.5	17.1	14.7	16.8	16.7
Finance income		$(1.5)	(1.6)	(2.3)	(1.2)	(1.2)
Finance expense		$18.1	17.8	17.2	16.1	16.4
Finance expense – net		$16.6	16.2	14.9	14.9	15.2
Earnings before income taxes		$72.1	61.3	49.0	57.1	62.6
Income tax expense		$18.4	15.2	10.3	13.6	16.6
As a % of earnings before income taxes (tax rate)%		26	25	21	24	27
Net income		$53.7	46.1	38.7	43.5	46.0
Attributable to:
Equity holders of the Company		$53.2	45.6	38.4	43.1	45.5
Non-controlling interests		$0.5	0.5	0.3	0.4	0.5
		$53.7	46.1	38.7	43.5	46.0
Earnings per share (EPS) attributable to equity holders
of the Company
Basic		$0.21	0.18	0.15	0.17	0.18
Diluted		$0.21	0.18	0.15	0.17	0.18

CAE Year-End Financial Results 2012 | 21

Management’s Discussion and Analysis

Revenue was 12% higher than last quarter and 9% higher compared to the fourth quarter of fiscal 2011

Revenue was $53.6 million higher than last quarter mainly because:

-     SP/M’s revenue increased by $43.2 million, or 28%, mainly due to higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract during the quarter and programs executed in North America and Europe;

-     TS/C’s revenue increased by $9.3 million, or 8%, mainly due to higher revenue generated in North and South America and in Europe. The increase was partially offset by the translation of a stronger Canadian dollar against the U.S. dollar and the Euro and a lower contribution from ab initio training in Europe;

-     SP/C’s revenue increased by $2.4 million or 3%, mainly due to higher production levels resulting from an increase in order intake, partially offset by lower revenue recorded in the quarter for sales of simulators partially manufactured;

-     TS/M’s revenue increased by $1.6 million, or 2%, mainly due to a higher level of activity on our training programs and higher revenue on the U.S. KC-135 ATS program and Australian programs. The increase was partially offset by a lower level of activity on European programs and an unfavourable foreign exchange impact on the translation of European operations;

-     NCM’s revenue decreased by $2.9 million or 11%, mainly due to lower revenue from CAE Healthcare.

Revenue was $41.1 million higher than the same period last year largely because:

-     SP/M’s revenue increased by $16.3 million, or 9%, mainly due to higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract during the quarter, programs executed in North America, and the integration of RTI International’s TAL business unit, acquired in February 2011. The increase was partially offset by less activity on Australian helicopter programs, programs executed in Europe and the completion of a NMSC contract in Brunei earlier in the fiscal year;

-     NCM’s revenue increased by $13.1 million or 118%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, in addition to more revenue from CAE Mining;

-     TS/C’s revenue increased by $11.3 million, or 9%, due to higher revenue generated in all regions as well as the integration into our results of CHC Helicopter’s HFTO, acquired in February 2011. The increase was partially offset by a lower contribution from ab initio training in Europe;

-     SP/C’s revenue increased by $6.9 million, or 9%, mainly due to higher production levels resulting from an increase in order intake, partially offset by lower revenue recorded in the quarter for sales of simulators partially manufactured;

-     TS/M’s revenue decreased by $6.5 million, or 8%, mainly due to a lower level of activity in our Professional Services business in the U.S. and lower revenue from a European in-service support contract completed earlier in the fiscal year. The decrease was partially offset by higher revenue on Australian programs, new U.S. and European executed contracts and a higher level of activity on our training programs.

You will find more details in Results by segment.

Operating profit was $11.2 million higher than last quarter and $10.9 million higher compared to the fourth quarter of fiscal 2011

Operating profit for this quarter was $88.7 million, or 17.5% of revenue compared to $77.5 million or 17.1% of revenue last quarter and $77.8 million or 16.7% of revenue in the fourth quarter of fiscal 2011. Excluding the reversal of the restructuring charge booked in the fourth quarter of fiscal 2011, operating profit was $76.8 million, or 16.5% of revenue for that quarter.

Operating profit increased by 14% compared to last quarter. Increases in segment operating income4 were $7.7 million, $1.5 million, $1.0 million, $0.8 million and $0.2 million from SP/M, TS/C, TS/M, SP/C and NCM respectively.[4]

Operating profit increased 14% compared to the fourth quarter of fiscal 2011. Increases in segment operating income of $5.0 million, $4.6 million $2.7 million and $0.6 million for TS/C, SP/C, NCM and SP/M respectively were partially offset by a decrease in segment operating income of $1.0 million for TS/M.

You will find more details in Results by segment.

Net finance expense was $0.4 million higher than last quarter and $1.4 million higher compared to the fourth quarter of fiscal 2011

The net finance expense was higher than last quarter, mainly because of higher factoring financing costs.

The increase in net finance expense over the fourth quarter of fiscal 2011 was mainly due to an increase in interest expense resulting from the new private placement of senior notes issued, partially offset by lower interest expense on finance lease obligations, an increase in capitalized interest for assets under construction and an increase in interest income on long-term receivables.

4 Non-GAAP and other financial measures (see Section 3.6).

22 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Effective income tax rate was 26% this quarter

Income taxes this quarter were $18.4 million, representing an effective tax rate of 26%, compared to 25% last quarter and 27% for the fourth quarter of fiscal 2011.

The effective tax rate increased over the last quarter mainly due to a settlement of a tax audit in Canada in the previous quarter and a change in the mix of income from various jurisdictions.

The decrease in the effective tax rate from the fourth quarter of fiscal 2011 was mainly attributable to a change in the mix of income from various jurisdictions.

4.2     Results of our operations – fiscal 2012

(amounts in millions, except per share amounts)		FY2012	FY2011
Revenue		$1,821.2	1,630.8
Cost of sales		$1,221.1	1,082.0
Gross profit		$600.1	548.8
As of % of revenue	%	33.0	33.7
Research and development expenses		$62.8	44.5
Selling, general and administrative expenses		$256.4	239.9
Other gains – net		$(21.2)	(18.2)
Operating profit		$302.1	282.6
As of % of revenue	%	16.6	17.3
Finance income		$(6.6)	(4.4)
Finance expense		$69.2	64.4
Finance expense – net		$62.6	60.0
Earnings before income taxes		$239.5	222.6
Income tax expense		$57.5	61.7
As a % of earnings before income taxes (tax rate)%		24	28
Net income		$182.0	160.9
Attributable to:
Equity holders of the Company		$180.3	160.3
Non-controlling interests		$1.7	0.6
		$182.0	160.9
Earnings per share (EPS) attributable to equity holders
of the Company
Basic		$0.70	0.62
Diluted		$0.70	0.62

Revenue was 12% or $190.4 million higher than last year

Revenue was higher than last year mainly because:

-     SP/C’s revenue increased by $69.6 million, or 26%, mainly due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates;

-     NCM’s revenue increased by $45.0 million, or 118%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI and higher service and software sale revenue from CAE Mining;

-     TS/C’s revenue increased by $44.4 million, or 10%, due to higher revenue generated in all regions as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from a lower contribution from ab initio training in Europe and a stronger Canadian dollar against the U.S. dollar;

CAE Year-End Financial Results 2012 | 23

Management’s Discussion and Analysis

-     SP/M’s revenue increased by $33.2 million, or 6%, mainly due to the integration of RTI International’s TAL business unit, higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract and programs executed in North America. The increase was partially offset by lower volume on Australian helicopter programs, the completion of a Canadian helicopter program in fiscal 2011 and lower revenue on programs executed in Europe;

-     TS/M’s revenue decreased by $1.8 million, due to a lower level of activity in our Professional Services business in the U.S. and lower revenue from the completion of a European in-service support contract, which was offset by higher in-service support on a Canadian program and a higher level of activity on U.S. ATS programs, training and services in Australia and Europe.

You will find more details in Results by segment.

24 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Gross profit was $51.3 million higher than last year

The gross profit was $600.1 million this year, or 33.0% of revenue compared to $548.8 million or 33.7% of revenue last year. As a percentage of revenue, gross profit was stable when compared to last year.

Operating profit was $19.5 million higher than last year

Operating profit this year was $302.1 million, or 16.6% of revenue, compared to $282.6 million, or 17.3% of revenue last year. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired during the year, operating profit would have been $310.5 million, or 17.0% of revenue this year. Excluding the reversal of the restructuring charge booked in the fourth quarter of fiscal 2011, operating profit was $281.6 million, or 17.3% of revenue last year.

Operating profit increased by 7% compared to last year. Increases in segment operating income of $22.3 million for TS/C and
$16.8 million for SP/C were partially offset by decreases of $9.4 million, $5.4 million and $3.8 million for TS/M, NCM and SP/M respectively.

You will find more details in Results by segment.

Net finance expense was $2.6 million higher than last year

FY2011 to
(amounts in millions)	FY2012
Finance expense, prior period	$64.4
Increase in finance expense on long-term debt (other than finance leases)	5.8
Decrease in finance expense on finance leases	(1.4)
Increase in finance expense on royalty obligations	0.2
Decrease in finance expense on amortization of deferred financing costs	(0.2)
Increase in finance expense on accretion of provisions	0.5
Increase in other finance expense	1.7
Increase in borrowing costs capitalized	(1.8)
Increase in finance expense from the prior period	$4.8
Finance income, prior period	$(4.4)
Increase in interest income on loans and receivables	(1.4)
Increase in other interest income	(0.8)
Increase in finance income from the prior period	$(2.2)
Net finance expense, current period	$62.6

Net finance expense was $62.6 million this year, $2.6 million or 4% higher than last year. The increase was mainly due to higher interest expense resulting from the new private placement of senior notes issued, partially offset by lower interest expense on finance lease obligations, an increase in capitalized interest for assets under construction and an increase in interest income on long-term receivables.

Effective income tax rate is 24%

This fiscal year, income taxes were $57.5 million, representing an effective tax rate of 24%, compared to 28% for the same period last year. The decrease in the effective tax rate compared to fiscal 2011 was principally due to lower Canadian and foreign statutory rates, combined with the mix of income from various jurisdictions, the recognition of previously unrecognized deferred tax assets as well as the settlement of a tax audit in Canada. In addition, the effective tax rate was favourably impacted by deferred tax assets recognized on inter-company transactions.

4.3      Consolidated orders and backlog

Our consolidated backlog was $3,724.2 million at the end of fiscal 2012, which is 8% higher than last year. New orders of $2,128.3 million increased the backlog this year, while $1,821.2 million in revenue was generated from the backlog.

CAE Year-End Financial Results 2012 | 25

Management’s Discussion and Analysis

Backlog up by 8% over last year

(amounts in millions)	FY2012	FY2011
Backlog, beginning of period	$3,449.0	$3,052.8
+ orders	2,128.3	1,854.5
- revenue	(1,821.2)	(1,630.8)
+ / - adjustments	(31.9)	172.5
Backlog, end of period	$3,724.2	$3,449.0

26 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

In fiscal 2012, adjustments included $38.0 million related to the cancelation of an order, termination of programs and a defence services program adjustment resulting from a delay in the performance of a delivery obligation by the OEM. The adjustment was partially offset by the impact of foreign exchange.

In fiscal 2011, in addition to the negative foreign exchange impact resulting from the stronger Canadian dollar, adjustments included an amount of $187.8 million related to the acquisition of CHC Helicopter’s HFTO, $56.3 million related to the acquisition of RTI International’s TAL business unit, and revised downward revenue expectations of $21.1 million for contracts acquired in the purchase of DSA, for which work has been delayed.

The book-to-sales ratio for the quarter was 1.44x. The ratio for the last 12 months was 1.17x.

You will find more details in Results by segment.

5.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Civil segments
Training & Services/Civil		$122.2	99.9	30.3	28.8	27.6	35.5	25.3
	%	24.5	22.0	22.9	23.4	23.2	28.6	20.9
Simulation Products/Civil		$51.6	34.8	14.0	13.2	14.7	9.7	9.4
	%	15.1	12.8	16.8	16.4	15.9	11.3	12.3
Military segments
Simulation Products/Military		$101.2	105.0	34.6	26.9	20.9	18.8	34.0
	%	16.3	17.9	17.7	17.7	15.4	13.9	19.0
Training & Services/Military		$40.9	50.3	11.0	10.0	9.3	10.6	12.0
	%	14.7	18.0	15.4	14.3	14.2	14.9	15.4
New Core Markets		$(13.8)	(8.4)	(1.2)	(1.4)	(8.6)	(2.6)	(3.9)
Total segment operating income (SOI)		$302.1	281.6	88.7	77.5	63.9	72.0	76.8
Reversal of restructuring provision		$-	1.0	-	-	-	-	1.0
Operating profit		$302.1	282.6	88.7	77.5	63.9	72.0	77.8

CAE Year-End Financial Results 2012 | 27

Management’s Discussion and Analysis

5.1    Civil segments

FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

-     We introduced the third generation of the market-leading CAE TroposTM-6000 simulation visual image generator for civil aviation training, offering an enhanced pilot training experience with new features leveraging the power of the latest commercial graphics processors;

-     We announced that we will double our global business aviation network by 2013 from four locations to eight with the addition of training capabilities in Amsterdam, the Netherlands; Toluca, Mexico; São Paulo, Brazil; Shangai, China and Melbourne, Australia;

-     We announced the opening or expansion of new facilities in Dubai, United Arab Emirates , Barcelona, Spain, São Paulo, Brazil and Johannesburg, South Africa;

-     We opened a new location in Toluca, Mexico with Learjet 40/45 and Bell 412 simulators qualified to Level D-equivalent standards by Mexico's Dirección General de Aeronáutica Civil (DGAC);

-     We signed agreements for new joint ventures to train pilots and different aviation professionals with AirAsia Berhad in Kuala-Lumpur, Cebu Pacific Air at Clark Freeport Zone, Philippines, InterGlobe Enterprises Limited, parent of Indigo Airlines, in Delhi, India. These will address the partner airline training needs and also serve third party markets;

-     We signed an agreement for a new joint venture with Mitsui & Co. to establish and operate a training centre in Japan for the new Mitsubishi Regional Jet (MRJ);

-     We opened or announced the opening of various locations to serve target markets in regions at Baltic Aviation Academy (BAA), based in Vilnius, Lithuania, Czech Airlines (CSA) based at the Prague-Ruzyne Airport in the Czech Republic; Air China in Beijing, China and at the new Virgin America training centre in San Francisco, U.S.;

-     We introduced the CAE SimfinityTM Virtual Ground School, the first web-based regulated recurrent training program for business aircraft pilots to receive approval from the FAA, reinforcing our position as a training innovator;

-     We have begun work on our newly signed five-year Long-Term Support Agreement (LTSA) with US Airways. This is a new efficiency-oriented solution which enables aviation training centres to improve schedule predictability in planning multi-year updates and reduces life-cycle training costs;

-     We also announced the introduction of the Sikorsky S-76C++ training programs to be offered in Asia;

-     We announced that we will deploy three new simulation-based training programs for helicopter pilots and maintenance engineers, including Sikorsky S-92 training in Stavanger, Norway and São Paulo, Brazil, and Eurocopter EC-225 training in São Paulo, Brazil.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$840.9	726.9	215.4	203.7	211.7	210.1	197.2
Segment operating income		$173.8	134.7	44.3	42.0	42.3	45.2	34.7
Operating margins	%	20.7	18.5	20.6	20.6	20.0	21.5	17.6
Backlog		$1,535.0	1,290.3	1,535.0	1,469.3	1,466.0	1,311.6	1,290.3

The combined civil book-to-sales ratio was 1.32x for the quarter and 1.29x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $214.3  million, including:

-     A five-year contract with AirAsia through which we will train more than 200 additional new AirAsia A320 First Officers in a competency-based MPL program to be conducted at training locations in Malaysia;

-     A seven-year agreement with Vueling Airlines as the anchor customer for the new CAE Barcelona training centre, training Vueling Airbus A320 pilots and cabin crew;

-     A contract to train a third group of pilot cadets for Vietnam Airlines at CAE Global Academy Phoenix. This brings the total number of Vietnam Airlines cadets to 120.

28 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins, RSEU and FFSs deployed)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$498.4	454.0	132.3	123.0	119.1	124.0	121.0
Segment operating income		$122.2	99.9	30.3	28.8	27.6	35.5	25.3
Operating margins	%	24.5	22.0	22.9	23.4	23.2	28.6	20.9
Depreciation and amortization		$81.3	75.0	20.7	21.0	20.0	19.6	19.5
Property, plant and equipment
expenditures		$137.1	77.9	37.2	37.6	39.0	23.3	27.5
Intangible assets and other
assets expenditures		$9.4	8.2	2.8	2.3	2.4	1.9	2.3
Capital employed		$1,173.0	1,070.0	1,173.0	1,150.8	1,149.7	1,083.8	1,070.0
Backlog		$1,183.4	986.5	1,183.4	1,102.8	1,125.4	970.5	986.5
RSEU[5]		139	131	142	140	139	137	132
FFSs deployed		171	156	171	170	165	160	156
Comparative figures for the fourth quarter and YTD of fiscal 2011 have been restated to exclude NCM.

Revenue up 8% over last quarter and up 9% over the fourth quarter of fiscal 2011 [5]

The increase over last quarter was mainly attributable to higher revenue generated in North and South America and in Europe. The increase was partially offset by the translation of a stronger Canadian dollar against the U.S. dollar and the Euro and a lower contribution from ab initio training in Europe.

The increase over the fourth quarter of fiscal 2011 was due to higher revenue generated in all regions as well as the integration into our results of CHC Helicopter’s HFTO, acquired in February 2011. The increase was partially offset by a lower contribution from ab initio training in Europe.

Revenue was $498.4 million this year, 10% or $44.4 million higher than last year

The increase over last year was attributable to higher revenue generated in all regions as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from a lower contribution from ab initio training in Europe and a stronger Canadian dollar against the U.S. dollar.

Segment operating income up 5% over last quarter and up 20% over the fourth quarter of fiscal 2011

Segment operating income was $30.3 million (22.9% of revenue) this quarter, compared to $28.8 million (23.4% of revenue) last quarter and $25.3 million (20.9% of revenue) in the fourth quarter of fiscal 2011.

Segment operating income increased by $1.5 million, or 5%, from last quarter. The increase was mainly attributable to the higher demand in North and South America and in Europe and to a gain from strategic expansion initiatives. The increase was partially offset by the unfavorable impact resulting from the revaluation of non-cash working capital accounts denominated in foreign currencies, as well as the lower contribution from ab initio training in Europe.

Segment operating income increased by $5.0 million, or 20%, over the fourth quarter of fiscal 2011. The increase was mainly due to higher demand in North and South America, in the emerging markets and in Europe as well as to a gain from strategic expansion initiatives. The increase was partially offset by the lower contribution from ab initio training in Europe.

Segment operating income was $122.2 million, up 22% or $22.3 million over last year

Segment operating income was $122.2 million (24.5% of revenue) this year, compared to $99.9 million (22.0% of revenue) last year.

The increase was mainly attributable to higher demand in North and South America, in the emerging markets and in Europe, the integration into our results of CHC Helicopter’s HFTO and to gains from strategic expansion initiatives. The increase was partially offset by the lower contribution from ab initio training in Europe.

Capital expenditures at $37.2 million this quarter and $137.1 million for the year

Maintenance capital expenditures were $3.1 million for the quarter and $27.1 million for the year. Growth capital expenditures were $34.1 million for the quarter and $110.0 million for the year. As the civil aviation market trends and outlook point to prolonged global growth, we continue to selectively invest in our training network to keep pace with the growth of our customers, especially in the emerging markets, in both the commercial and business aviation sectors.

5 Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2012 | 29

Management’s Discussion and Analysis

Capital employed increased by $22.2 million over last quarter and by $103.0 million over last year

Capital employed increased over the last quarter mainly due to investments in our training network. The increase was partially offset by a decrease in non-cash working capital.

Capital employed increased over the prior year mainly due to investments in our training network and the impact of movements in foreign exchange rates.

Backlog was at $1,183.4 million at the end of the year

(amounts in millions)	FY2012	FY2011
Backlog, beginning of period	$986.5	$728.7
+ orders	686.9	546.9
- revenue	(498.4)	(454.0)
+ / - adjustments (mainly F/X)	8.4	164.9
Backlog, end of period	$1,183.4	$986.5

Adjustments in fiscal 2012 are mainly due to favorable foreign exchange fluctuation. Adjustments in fiscal 2011 related mainly to the acquisition of CHC Helicopter’s HFTO.

This quarter's book-to-sales ratio was 1.62x. The ratio for the last 12 months was 1.38x.

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 7  FFSs this quarter:

-    One ATR72-500 FFS to Air Algérie;

-    One Boeing 737NG to Emirates-CAE Flight Training;

-    Two Airbus A320 FFSs for the new CAE Simulation Training Private Limited, an Interglobe-CAE joint venture;

-     One Embraer ERJ-190 FFS to Zhuhai Flight Training Centre, a joint venture of China Southern Airlines and CAE;

-    Two FFSs to undisclosed customers.

This brings SP/C’s order intake for the year to 37  FFSs.

Financial Results
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$342.5	272.9	83.1	80.7	92.6	86.1	76.2
Segment operating income		$51.6	34.8	14.0	13.2	14.7	9.7	9.4
Operating margins	%	15.1	12.8	16.8	16.4	15.9	11.3	12.3
Depreciation and amortization		$7.4	6.8	2.1	1.7	1.8	1.8	1.6
Property, plant and equipment
expenditures		$5.8	6.5	2.3	1.3	1.1	1.1	1.3
Intangible assets and other
assets expenditures		$19.3	14.2	5.2	4.5	5.7	3.9	4.4
Capital employed		$39.1	58.7	39.1	65.4	62.9	83.4	58.7
Backlog		$351.6	303.8	351.6	366.5	340.6	341.1	303.8

Revenue up 3% over last quarter and up 9% over the fourth quarter of fiscal 2011

The increase from last quarter and the fourth quarter of fiscal 2011 was mainly due to higher production levels resulting from an increase in order intake, partially offset by lower revenue recorded in the quarter for sales of simulators partially manufactured.

Revenue was $342.5 million for the year, 26% or $69.6 million higher than last year

The increase in revenue was primarily due to higher production levels resulting from an increase in order intake, partially offset by less favourable hedging rates.

Segment operating income up 6% over last quarter and up 49% over the fourth quarter of fiscal 2011

Segment operating income was $14.0 million (16.8% of revenue) this quarter, compared to $13.2 million (16.4% of revenue) last quarter and $9.4 million (12.3% of revenue) in the fourth quarter of fiscal 2011.

The increase over last quarter was mainly due to higher revenue, as mentioned above, while operating margins remained stable.

The increase from the fourth quarter of fiscal 2011 was primarily due to an improvement in project margins and an increase in volume, partially offset by higher research and development expenses.

30 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Segment operating income was $51.6 million for the year, 48% or $16.8 million higher than last year

Segment operating income was $51.6  million (15.1% of revenue) this year, compared to $34.8  million (12.8% of revenue) last year.

The increase  was primarily due to an improvement in project margins and an increase in volume, partially offset by a less favourable foreign exchange impact.

Capital employed decreased by $26.3 million from last quarter and decreased by $19.6 million from last year

Capital employed was lower than last quarter mainly due to a decrease in contracts in progress assets and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable.

Capital employed was lower than last year mainly due to an increase in contracts in progress liabilities and higher accounts payable and accrued liabilities, partially offset by an increase in accounts receivable.

Backlog up 16% compared to last year

(amounts in millions)	FY2012	FY2011
Backlog, beginning of period	$303.8	$252.1
+ orders	398.7	330.8
- revenue	(342.5)	(272.9)
+ / - adjustments	(8.4)	(6.2)
Backlog, end of period	$351.6	$303.8

Adjustments in fiscal 2012 consist primarily of the cancellation of an order.

This quarter's book-to-sales ratio was 0.84x. The ratio for the last 12 months was 1.16x.

5.2      Military segments

FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

-         We entered into a teaming agreement with Force Protection Industries to compete for the Canadian Forces Tactical Armoured Patrol Vehicle (TAPV) project. Force Protection has been selected by the Canadian Government as one of the competitor companies qualified to provide up to 600 wheeled combat vehicles and related long-term support services. As the main Canadian partner, CAE would have overall responsibility for the comprehensive in-service support (ISS) solution;

-         We announced that the German Armed Forces and German Federal Office of Civil Protection and Disaster Assistance (BBK) have started using the CAE GESI constructive simulation system, known in Germany under the name SIRA, jointly for civil‑military emergency management training and as part of emergency management simulation exercises;

-         We announced that the simulator cockpit for the civil/conventional variant of the Dhruv helicopter was certified to Level D, the highest qualification for flight simulators, by India’s Directorate General Civil Aviation (DGCA) and entered service at the HATSOFF training centre in Bengaluru, India;

-         We entered into an exclusive teaming agreement with General Atomics Aeronautical Systems, Inc. (GA-ASI), a leading manufacturer of Unmanned Aircraft Systems (UAS), tactical reconnaissance radars and surveillance systems, to offer the Miskam UAS for Canada’s Joint UAV Surveillance and Target Acquisition System (JUSTAS) program;

-         We, in partnership with Hawker Beechcraft, continue to support the marketing efforts of the AT-6 Light Attack and Armed Reconnaissance aircraft by demonstrating the CAE-built AT-6 unit training device at various industry shows, including the Paris Air Show, Air Force Association (AFA) conference and exhibition, and Air Education and Training Command (AETC) annual symposium;

-         We, in conjunction with Aeronautics, a leading manufacturer and supplier of unmanned system, signed a strategic teaming agreement making CAE the preferred simulation and mission training solution provider for Aeronautics unmanned aerial systems (UAS);

-         We upgraded the Royal Australian Air Force’s (RAAF) C-130J Hercules full-flight and mission simulator (FFMS) to provide additional tactical training capabilities. The simulator was upgraded with a new radar warning receiver (RWR) simulation which will be used to provide RAAF C-130J aircrews with early warning and threat detection alerts during training;

-         We completed a major upgrade to one of the CH-47 Chinook dynamic mission simulators located at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K., and the Royal Air Force (RAF) is now training its Chinook aircrews to the new RAF CH-47 Mk4 standard. The simulator upgrade was done in parallel with the upgrades currently being performed on the RAF’s CH-47 Chinook fleet as part of the JULIUS program;

-         We inaugurated, through our Rotorsim s.r.l. joint venture with AgustaWestland, the launch of the Joint NH90 Training Program (JNTP) for the Netherlands Ministry of Defence;

CAE Year-End Financial Results 2012 | 31

Management’s Discussion and Analysis

-         We inaugurated, through our HATSOFF joint venture with HAL, the launch of training for the Eurocopter AS365 N3 Dauphin helicopter in India. A CAE-built AS365 Dauphin simulator cockpit was certified to Level D, the highest qualification for flight simulators, by India’s Directorate General Civil Aviation (DGCA) as well as the European Aviation Safety Agency (EASA);

-         We signed a shareholder’s agreement with the Government of Brunei to form a venture company, where will own 60 percent and the Government of Brunei will own 40 percent, to develop and operate the CAE Brunei Multi-Purpose Training Centre;

-         We initiated KC-135 boom operator training for the United States Air Force at McConnell Air Force Base (AFB) in Kansas on a new Boom Operator Weapon Systems Trainer (BOWST) for the KC-135 aerial refuelling aircraft;

-         Rossell India Limited received approval from India’s Foreign Investment Promotion Board to form a joint venture with CAE of which we will own 26 percent of the joint venture, making the company eligible for defence offset programs in India;

-         We commenced KC-135 aircrew training for the United States Air Force at Hickam AFB in Hawaii after relocating a KC-135 operational flight trainer from Grand Forks AFB in North Dakota;

-         We teamed with Aeronautics to conduct the first series of demonstration flights of the Miskam unmanned aerial system (UAS) at the UAS Centre of Excellence located at Alma airport in Quebec, Canada. The research and development program is aimed at demonstrating the use of UASs for civil applications.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$897.3	865.9	267.1	222.3	201.5	206.4	257.3
Segment operating income		$142.1	155.3	45.6	36.9	30.2	29.4	46.0
Operating margins	%	15.8	17.9	17.1	16.6	15.0	14.2	17.9
Backlog		$2,189.2	2,158.7	2,189.2	2,045.6	2,182.2	2,151.6	2,158.7

The combined military book-to-sales ratio was 1.57x for the quarter and 1.07x on a trailing 12-month basis.

The combined military unfunded backlog6 was $257.4 million at March 31, 2012. [6]

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $179.7 million in orders this quarter, including:

-     An order from Lockheed Martin for four C-130J weapon systems trainers and related C-130J training devices for the U.S. Air Force Air Combat Command, Air Mobility Command and Special Operations Command;

-     An order from an undisclosed customer in the Middle East for one C-130 FMS;

-     A contract from EADS North America to design and manufacture a UH-72A Lakota cockpit procedures trainer for the United States Army;

-     An additional contract modification from the USAF to perform upgrades on KC-135 operational flight trainers;

-     A contract from the United States Army to perform upgrades to the High Mobility Artillery Rocket System (HIMARS) maintenance training system.

Financial Results
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$619.2	586.0	195.6	152.4	136.0	135.2	179.3
Segment operating income		$101.2	105.0	34.6	26.9	20.9	18.8	34.0
Operating margins	%	16.3	17.9	17.7	17.7	15.4	13.9	19.0
Depreciation and amortization		$12.0	11.2	3.3	3.1	2.9	2.7	2.9
Property, plant and equipment
expenditures		$10.8	10.1	2.4	2.6	3.0	2.8	3.2
Intangible assets and other
assets expenditures		$19.0	12.5	5.8	5.4	4.3	3.5	3.8
Capital employed		$270.4	197.9	270.4	266.7	262.5	282.7	197.9
Backlog		$786.0	888.7	786.0	812.7	907.4	897.8	888.7

Revenue up 28% over last quarter and up 9% over the fourth quarter of fiscal 2011

The increase over last quarter was mainly due to higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract during the quarter and programs executed in North America and Europe.

The increase over the fourth quarter of fiscal 2011 was mainly due to higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract during the quarter, programs executed in North America, and the integration of RTI International’s TAL business unit, acquired in February 2011. The increase was partially offset by less activity on Australian helicopter programs, programs executed in Europe and the completion of a NMSC contract in Brunei earlier in the fiscal year.

6 Non-GAAP and other financial measures (see Section 3.6).

32 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Revenue was $619.2 million this year, 6% or $33.2 million higher than last year

The increase in revenue over last year was mainly due to the integration of RTI International’s TAL business unit, higher revenue recorded for a C-130 simulator that was partially manufactured and for which we signed a contract and programs executed in North America. The increase was partially offset by lower volume on Australian helicopter programs, the completion of a Canadian helicopter program in fiscal 2011 and lower revenue on programs executed in Europe.

CAE Year-End Financial Results 2012 | 33

Management’s Discussion and Analysis

Segment operating income up 29% over last quarter and up 2% over the fourth quarter of fiscal 2011

Segment operating income was $34.6 million (17.7% of revenue) this quarter, compared to $26.9 million (17.7% of revenue) last quarter and $34.0 million (19.0% of revenue) in the fourth quarter of fiscal 2011.

The increase over last quarter was mainly due to higher revenue, as mentioned above, while operating margins remained stable.

The increase over the fourth quarter of fiscal 2011 was mainly due to higher volume on programs executed in North America and lower research and development expenses. The increase was partially offset by lower volume on programs executed in Europe.

Segment operating income was $101.2 million this year, 4% or $3.8 million lower than last year

Segment operating income was $101.2 million (16.3% of revenue) this year, compared to $105.0 million (17.9% of revenue) last year.

The decrease was mainly due to lower volume on programs executed in Europe, the completion of a Canadian helicopter program in fiscal 2011 and higher research and development expenses. The decrease was partially offset by higher volume on programs executed in North America and the integration of RTI International’s TAL business unit.

Capital employed increased by $3.7 million over last quarter and by $72.5 million over last year

The increase over last quarter was mainly due to a higher investment in intangible and other assets.

The increase over last year was mainly due to an increase in non-cash working capital accounts and higher intangible assets.

Backlog down 12% over last year

(amounts in millions)	FY2012	FY2011
Backlog, beginning of period	$888.7	$869.8
+ orders	528.8	558.9
- revenue	(619.2)	(586.0)
+ / - adjustments	(12.3)	46.0
Backlog, end of period	$786.0	$888.7

Adjustments in fiscal 2012 included amounts related to the termination of programs, partially offset by the impact of foreign exchange.

This quarter's book-to-sales ratio was 0.92x. The ratio for the last 12 months was 0.85x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $240.0 million in orders this quarter, including:

-     A contract to provide long-term training services at the CAE Brunei Multi-Purpose Training Centre on the Sikorsky S-70i Black Hawk, Pilatus PC-7, and Sikorsky S-92 platforms;

-     Additional contract modifications from the United States Air Force to perform upgrades on KC-135 operational flight trainers as part of the KC-135 Aircrew Training System program;

-     A contract from prime contractor Lockheed Martin to provide maintenance and support services as part of the U.S. Air Force
C-130J Maintenance and Aircrew Training System program;

-     A contract from the Canadian Department of National Defence to provide maintenance and support services as part of the Air Force Integrated Information Learning Environment (AFIILE) program.

Financial Results
(amounts in millions, except operating margins)		FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue		$278.1	279.9	71.5	69.9	65.5	71.2	78.0
Segment operating income		$40.9	50.3	11.0	10.0	9.3	10.6	12.0
Operating margins	%	14.7	18.0	15.4	14.3	14.2	14.9	15.4
Depreciation and amortization		$18.1	14.1	5.2	5.0	4.0	3.9	5.1
Property, plant and equipment
expenditures		$9.2	13.4	1.5	2.1	2.6	3.0	3.2
Intangible assets and other
assets expenditures		$1.7	0.8	1.1	0.1	0.3	0.2	0.3
Capital employed		$181.2	177.7	181.2	199.0	190.7	205.2	177.7
Backlog		$1,403.2	1,270.0	1,403.2	1,232.9	1,274.8	1,253.8	1,270.0

34 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Revenue up 2% over last quarter and down 8% from the fourth quarter of fiscal 2011

The increase over last quarter was mainly due to a higher level of activity on our training programs and higher revenue on the U.S. KC-135 ATS program and Australian programs. The increase was partially offset by a lower level of activity on European programs and an unfavourable foreign exchange impact on the translation of European operations.

The decrease from the fourth quarter of fiscal 2011 was mainly due to a lower level of activity in our Professional Services business in the U.S. and lower revenue from a European in-service support contract completed earlier in the fiscal year. The decrease was partially offset by higher revenue on Australian programs, new U.S. and European executed contracts and a higher level of activity on our training programs.

Revenue was $278.1 million this year, stable compared to last year

A lower level of activity in our Professional Services business in the U.S. and lower revenue from the completion of a European in-service support contract was offset by higher in-service support on a Canadian program and a higher level of activity on U.S. ATS programs, training and services in Australia and Europe.

Segment operating income up 10% over last quarter and down 8% from the fourth quarter of fiscal 2011

Segment operating income was $11.0 million (15.4% of revenue) this quarter, compared to $10.0 million (14.3% of revenue) last quarter and $12.0 million (15.4% of revenue) in the fourth quarter of fiscal 2011.

The increase over last quarter was mainly due a higher level of training activity and higher volume on the U.S. KC-135 ATS program and Australian programs. The increase was partially offset by a lower volume on European programs.

The decrease from the fourth quarter of fiscal 2011 was mainly due to the completion of a European in-service support contract earlier in the fiscal year and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by a higher level of activity on our training programs and by higher volume and lower operational costs on Australian programs.

Segment operating income was $40.9 million this year, 19% or $9.4 million lower than last year

Segment operating income was $40.9  million (14.7% of revenue) this year, compared to $50.3  million (18.0% of revenue) last year.

The decrease was primarily due to the ramp-up of the KC-135 ATS program, lower margins on some U.S. training programs, the completion of a European in-service support contract, a lower dividend received from a U.K.-based TS/M investment and a lower level of activity in our Professional Services business in the U.S. The decrease was partially offset by lower selling, general and administrative expenses.

Capital employed decreased by $17.8 from last quarter and increased by $3.5 million over last year

The decrease from last quarter was due to a decrease in non-cash working capital accounts and lower property, plant and equipment.

The increase over last year was mainly due to an increase in non-cash working capital accounts and higher other assets, partially offset by lower property, plant and equipment and movement in foreign exchange rates.

Backlog up 10% over last year

(amounts in millions)	FY2012	FY2011
Backlog, beginning of period	$1,270.0	$1,202.2
+ orders	430.9	379.9
- revenue	(278.1)	(279.9)
+ / - adjustments	(19.6)	(32.2)
Backlog, end of period	$1,403.2	$1,270.0

Adjustments in fiscal 2012 included amounts related to the termination of a program and an adjustment made for a defence services program resulting from a delay in the performance of a delivery by the OEM. The adjustment was partially offset by the impact of foreign exchange.

This quarter's book-to-sales ratio was 3.36x. The ratio for the last 12 months was 1.55x.

CAE Year-End Financial Results 2012 | 35

Management’s Discussion and Analysis

5.3      New Core Markets

FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

-     We acquired Medical Education Technologies, Inc. (METI), a worldwide leader in medical simulation technologies and educational software, for US$130 million. With this acquisition we gained a comprehensive line of patient simulators, a centre management system and a library of learning modules;

-     We acquired Haptica’s surgical simulation products and augmented reality technology. Haptica’s ProMIS™ surgical simulator and minimally invasive spine surgery simulator will be added to the core offerings of our surgical simulation division;

-     We announced that the Canadian Critical Care Society endorsed our ultrasound e-Learning curriculum and seminars;

-     Our Centre d’apprentissage des attitudes et habiletés cliniques (CAAHC) simulation centre received accreditation privileges by The Royal College of Physicians and Surgeons of Canada;

-     We hosted our annual simulation user conference in Tampa, U.S. with over 1000 clinical educators, clinicians and students from around the world.

CAE Mining expansions and new initiatives included the following:

-     We announced that CAE Mining signed an exclusive agreement to commercialise CSIRO’s Sirovision technology, a 3D image capturing and analysis technology developed for use in mining;

-     We have opened an office in Vancouver, British Columbia, to focus on the western Canadian market;

-    We have opened an office in Brisbane, Australia, to improve our support of eastern Australia.

ORDERS

Major CAE Healthcare sales this quarter included:

-     A sale to Methodist University in Fayetteville, U.S., of patient simulators, curriculum and centre management systems;

-     A sale to University of Arizona in Tucson, U.S., of centre management systems;

-    A sale to St. Joseph’s Hospital and Medical Center in Phoenix, U.S., of centre management systems;

-    A sale to Insimed in Bogota, Colombia for surgical simulators;

-    A sale to I-MAN Group in Riyadh, Saudi Arabia for surgical, imaging and patient simulators;

-    A sale to Guy's and St Thomas' Hospital in London, U.K. for ultrasound simulators;

-     A sale to Sir Charles Gairdner Hospital in Perth, Australia for surgical simulators and centre management systems.

Major CAE Mining sales this quarter included:

-    A contract to provide a workforce development strategy for the University of Saskatchewan;

-    A sale of geological data management systems to Vale S.A.’s Canadian operations;

-    A  sale of resource modeling and mine planning systems to Goldcorp Inc. for its Mexican operations.

Financial Results
(amounts in millions, except operating margins)	FY2012	FY2011	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011
Revenue	$83.0	38.0	24.2	27.1	20.3	11.4	11.1
Segment operating loss	$(13.8)	(8.4)	(1.2)	(1.4)	(8.6)	(2.6)	(3.9)
Depreciation and amortization	$7.0	2.6	2.2	2.4	1.6	0.8	0.5
Property, plant and equipment
expenditures	$2.8	3.3	1.0	0.5	1.0	0.3	0.9
Intangible assets and other
assets expenditures	$5.7	7.6	2.7	(2.5)	2.9	2.6	2.1
Capital employed	$179.3	40.4	179.3	174.5	181.9	44.6	40.4

Revenue down 11% from last quarter and up 118% over the fourth quarter of fiscal 2011

The decrease from last quarter was mainly due to lower revenue from CAE Healthcare.

The increase over the fourth quarter of fiscal 2011 was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, in addition to more revenue from CAE Mining.

Revenue was $83.0 million this year, 118% or $45.0 million higher than last year

36 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

The increase was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI and higher service and software sale revenue from CAE Mining.

Segment operating loss down from last quarter and down from the fourth quarter of fiscal 2011

Segment operating loss was $1.2 million this quarter, compared to $1.4 million last quarter and $3.9 million in the fourth quarter of fiscal 2011.

The decrease in the segment operating loss from last quarter was mainly due to higher segment operating income in CAE Healthcare, resulting from an improvement in margins from synergies realized with the integration of METI and a net benefit of $1.7 million from the reversal of provisions for contingent consideration of past acquisitions, partially offset by continued integration charges and higher operational costs from CAE Mining.

The decrease in segment operating loss from the fourth quarter of fiscal 2011 was primarily due to higher segment operating income in CAE Healthcare, resulting from an improvement in margins from synergies realized with the integration of METI and a net benefit of $1.7 million from the reversal of provisions for contingent consideration potentially payable for past acquisitions, partially offset by continued integration charges and higher operational costs from CAE Mining.

Segment operating loss was $13.8 million this year, 64% or $5.4 million higher than last year

Segment operating loss was $13.8 million this year, compared to $8.4 million last year.

The increase in the segment operating loss was due to the recognition this year of $8.4 million of charges related to the acquisition and integration of METI.

Capital employed increased by $4.8 million over last quarter and increased $138.9 million over last year

The increase over last quarter was mainly due to an increase in non-cash working capital accounts and lower long-term provisions, partially offset by a decrease in intangible assets as a result of movements in foreign exchange rates.

The increase over last year was mainly due to higher intangible assets primarily related to the acquisition of METI.

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1    Consolidated cash movements

CAE Year-End Financial Results 2012 | 37

Management’s Discussion and Analysis

(amounts in millions)	FY2012	FY2011	Q4-2012	Q3-2012	Q4-2011
Cash provided by operating activities*	$305.6	$305.3	$97.8	$73.7	$97.2
Changes in non-cash working capital	(71.7)	(79.0)	24.3	(3.3)	64.9
Net cash provided by operating activities	$233.9	$226.3	$122.1	$70.4	$162.1
Maintenance capital expenditures[7]	(48.9)	(37.4)	(8.3)	(18.8)	(10.5)
Other assets	(12.3)	(25.3)	(4.8)	1.5	(8.5)
Proceeds from the disposal of property, plant
and equipment	34.4	1.5	6.1	1.1	0.1
Dividends paid	(33.4)	(37.9)	(8.4)	(8.0)	(10.1)
Free cash flow [7]	$173.7	$127.2	$106.7	$46.2	$133.1
Growth capital expenditures [7]	(116.8)	(73.9)	(36.1)	(25.3)	(25.7)
Capitalized development costs	(42.8)	(22.6)	(12.8)	(11.3)	(6.3)
Other cash movements, net	3.7	-	2.6	(0.3)	7.4
Business combinations, net of cash and cash
equivalents acquired	(126.0)	(71.3)	0.1	-	(48.0)
Joint ventures, net of cash and cash
equivalents acquired	(27.6)	(1.9)	-	(0.8)	-
Effect of foreign exchange rate changes on
cash and cash equivalents	1.5	(4.0)	-	(4.8)	(2.5)
Net (decrease) increase in cash before
proceeds and repayment of long-term debt	$(134.3)	$(46.5)	$60.5	$3.7	$58.0
* before changes in non-cash working capital

Free cash flow was $106.7 million for the quarter[7]

Free cash flow was $60.5  million higher than last quarter and $26.4  million lower  than the fourth quarter of fiscal 2011.  Similar to prior years, our free cash flow is at its highest in the last two quarters and at its lowest during the first two quarters of the fiscal year. This trend is expected to continue in fiscal 2013.

The increase from last quarter was mainly due to more  cash provided by operating activities and favourable changes in non-cash working capital.

The decrease compared to the fourth quarter of fiscal 2011 was mainly due to less favourable changes  in non-cash working capital, partially offset by higher proceeds from the disposal of property, plant and equipment and lower other asset expenditures.

Free cash flow was $173.7 million this year

Free cash flow was 37% or $46.5  million higher  than last year.

The increase in free cash flow was mainly due to higher proceeds from the disposal of property, plant and equipment and lower other asset expenditures.

Capital expenditures were $44.4 million this quarter and $165.7 million for the year

Growth capital expenditures were $36.1 million this quarter and $116.8 million for the year. We are continuing to selectively expand our training network to address additional market share and in response to the training demands of our customers. Maintenance capital expenditures were $8.3 million this quarter and $48.9 million for the year.

Business combinations, net of cash and cash equivalents acquired, of $126.0 million for the year

The cash movement resulting from business combinations, net of cash and cash equivalents acquired was mainly due to the acquisition of METI during the year.

7 Non-GAAP and other financial measures (see Section 3.6).

38 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2012 was US$450.0 million (2011 – US$450.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$650.0 million, of which US$123.7 million was used for letters of credit (2011 – US$168.8 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There was EUR 10.0 million drawn under the facilities as at March 31, 2012 (2011 – nil). Effective
April 1, 2011, we amended the agreement to extend the maturity date by two years, from April 2013 to April 2015.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2012, the total outstanding for all these instruments, translated into Canadian dollars, was $70.1 million compared to $63.3 million as at March 31, 2011.

We have a facility of €30.0 million with a European bank for the issuance of bank guarantees and letters of credit, under which approximately $26.4 million was used principally in support of our European military operations.

We are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. As at March 31, 2012, we sold $81.5 million of accounts receivable (2011 – $54.4 million) and $54.2 million of contracts in progress (2011 – $37.4 million).

In August 2011, we issued senior notes for US$150.0 million by way of a private placement to fund the METI acquisition and to replace other existing obligations at lower interest costs. The average maturity is 11.7 years with an average interest rate of approximately 4.5%, with interest payable semi-annually in August and February. These unsecured senior notes have fixed repayment amounts of US$100.0 million in 2021 and US$50.0 million in 2026. These notes were issued to two institutional investors.

In November 2011, we exercised purchase options in the amount of US$13.2 million for two simulators previously accounted for as finance leases, resulting in a reduction of obligations under finance leases.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2012	2011
Total long-term debt	$821.6	$660.2
Less:
Current portion of long-term debt	113.6	58.5
Current portion of finance leases	22.4	27.7
Long-term portion of long-term debt	$685.6	$574.0

CAE Year-End Financial Results 2012 | 39

Management’s Discussion and Analysis

6.3      Government cost-sharing

We have signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by us, of certain R&D programs for modeling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare and mining.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Notes 1 and 13 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into the new markets of healthcare and mining. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

You will find more details in Note 14 of our consolidated financial statements.

40 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures, notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2012 (amounts in millions)	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt (excluding interest)	$114.4	$52.8	$32.6	$31.6	$96.6	$354.7	$682.7
Finance leases (excluding interest)	22.4	22.2	17.6	8.7	7.8	64.2	142.9
Operating leases	30.2	24.0	22.1	17.1	15.8	32.8	142.0
Purchase obligations	15.5	11.5	11.5	-	-	-	38.5
	$182.5	$110.5	$83.8	$57.4	$120.2	$451.7	$1,006.1

We also had total availability under the committed credit facilities of US$326.3 million as at March 31, 2012 compared to US$281.2 million at March 31, 2011.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2012, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Year-End Financial Results 2012 | 41

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION[8]

7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2012	2011
Use of capital:
Current assets	$1,148.1	$1,049.2
Less: cash and cash equivalents	(287.3)	(276.4)
Current liabilities	(883.4)	(810.1)
Less: current portion of long-term debt	136.0	86.2
Non-cash working capital[8]	$113.4	$48.9
Property, plant and equipment	1,293.7	1,211.0
Other long-term assets	741.9	557.1
Other long-term liabilities	(572.5)	(500.3)
Total capital employed	$1,576.5	$1,316.7
Source of capital:
Current portion of long-term debt	$136.0	$86.2
Long-term debt	685.6	574.0
Less: cash and cash equivalents	(287.3)	(276.4)
Net debt[8]	$534.3	$383.8
Equity attributable to equity holders of the Company	1,021.9	914.4
Non-controlling interests	20.3	18.5
Source of capital	$1,576.5	$1,316.7

Capital employed increased 20% over last year

The increase was mainly the result of increases in intangible assets as a result of the acquisition of METI, property, plant and equipment and non-cash working capital, partially offset by an increase in other long-term liabilities.

Our return on capital employed8 (ROCE) was 15.0% this year compared to 15.7% for last year.

Non-cash working capital increased by $64.5 million

The increase was mainly due to a decrease in contract in progress liabilities in addition to increases in income taxes recoverable, inventories, contract in progress assets and accounts receivable. The increase was partially offset by an increase in accounts payable and accrued liabilities.

Net property, plant and equipment up $82.7 million

The increase mainly resulted from capital expenditures of $165.7 million and foreign exchange variations of $8.1 million, partially offset by depreciation of $92.3 million.

Net debt higher than last year

The increase was largely caused by the issuance of US$150.0 million of senior notes in a private placement during the year and the effect of foreign exchange rate changes on long-term debt.

8 Non-GAAP and other financial measures (see Section 3.6).

42 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Change in net debt

(amounts in millions)	FY2012	FY2011
Net debt, beginning of period	$383.8	$356.5
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	134.3	46.5
Effect of foreign exchange rate changes on long-term debt	7.8	(16.6)
Other	8.4	(2.6)
Increase in net debt during the period	$150.5	$27.3
Net debt, end of period	$534.3	$383.8

Adjusted net debt9 higher than last year[9]

The increase was mainly due to a higher net debt resulting from the issuance of US$150.0 million of senior notes in a private placement during the year and the effect of foreign exchange rate changes on long-term debt, in addition to a decrease in long-term obligations under finance leases mainly as a result of repayments.

Adjusted net debt
	As at March 31	As at March 31
(amounts in millions)	2012	2011
Current portion of long-term debt	$136.0	$86.2
Long-term debt	685.6	574.0
Less: Cash and cash equivalents	(287.3)	(276.4)
Less: Obligations under finance leases	(142.9)	(183.3)
Adjusted net debt	$391.4	$200.5

Total equity increased by $109.3 million this year

The increase in equity was mainly due to net earnings of $182.0 million, partially offset by a defined benefit plan actuarial loss adjustment of $47.5 million and dividends of $33.4 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 258,266,295 common shares issued and outstanding as at March 31, 2012 with total share capital of $454.5 million.

As at April 30, 2012, we had a total of 258,395,244 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.04 per share in each quarter of fiscal 2012. These dividends were eligible under the Income Tax Act (Canada)  and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $41.3 million in fiscal 2013 based on our current dividend policy and the 258 million common shares outstanding as at March 31, 2012.

Guarantees

We issued letters of credit and performance guarantees for $127.7 million in the normal course of business this year which are not recognized in the consolidated statement of financial position, compared to $153.7 million last fiscal year. The amount was lower this year due to a decrease in advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $13.2 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. Contributions necessary to fund our pension obligations have been increasing mainly as a result of modest long-term bond returns, market performance and a change in the mortality assumptions used.

9 Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2012 | 43

Management’s Discussion and Analysis

7.2      Off balance sheet arrangements

Prior to the adoption of IFRS, certain sale and leaseback transactions entered into as part of our TS/C operations were classified as operating leases and were off balance sheet obligations. Since the adoption of IFRS, most of these sale and leaseback transactions are classified as finance leases and their obligations are now included in the consolidated statement of financial position. Note 2 to the consolidated financial statements provides more details about the adjustments for these arrangements.

Most of our current off balance sheet obligations are from obligations related to operating leases from:

-     The operation of a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company, which has the service agreement with the U.K. Ministry of Defence, and the asset company, which owns the assets. These leases are non recourse to us;

-     Certain buildings that are leased throughout our network of training and production facilities in the normal course of business.

You can find more details about operating lease commitments in Note 27 to the consolidated financial statements.

44 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

In the normal course of business, we are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. Certain contracts in progress assets sold through the program are not eligible for de-recognition and the cash consideration received for these assets is classified in the current portion of long-term debt. As at March 31, 2012, $81.5 million (2011 – $54.4 million) and $54.2 million (2011 – $37.4 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

7.3      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our share-based payments costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Classification of financial instruments

We have made the following classifications for our financial instruments:

-     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as fair value through profit and loss (FVTPL);

-     Accounts receivable, qualifying contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term, which are classified as FVTPL;

-     Portfolio investments are classified as available-for sale;

-     Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance leases, are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method;

-     To date, we have not classified any financial assets as held-to maturity.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

We used the following assumptions and valuation methodologies to estimate the fair value of financial instruments:

-     The fair value of cash and cash equivalents, restricted cash, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of finance lease obligations are estimated using the discounted cash flow method;

-     The fair value of long-term debt, long-term obligations and non-current receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-     The fair value of available-for-sale investments, if any, which do not have readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

CAE Year-End Financial Results 2012 | 45

Management’s Discussion and Analysis

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non‑derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (see Note 5 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in income.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated with specific customers but are held from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non‑recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse group of major Japanese, North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high-credit quality (mainly A‑rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA)  Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 5 and Note 29 of the consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$450.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$650.0 million. As well, we have agreements to sell certain of our accounts receivable and contracts in progress assets for an amount up to $150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

46 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, most of our foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]). Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain financial position items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currencies against the Canadian dollar for the year ended March 31, 2012, the pre-tax effects on net income would have been a negative net adjustment of $1.0 million (2011 – negative net adjustment of $4.9 million) and a negative net adjustment of $39.4 million (2011 – negative net adjustment of $23.0 million) on other comprehensive income (OCI).

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 77% fixed-rate and 23% floating-rate at the end of this year (2011 – 74% fixed rate and 26% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on net income and OCI.

Interest rate risk sensitivity analysis

In fiscal 2012 and fiscal 2011, a 1% increase/decrease in the interest rate would not have a significant impact on our net income and OCI.

Share-based payments cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU) and Long-Term Incentive Deferred Share Unit (LTI-DSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2012, the equity swap agreements covered 2,500,000 of our common shares (2011 – 2,755,000).

Hedge of net investments in foreign operations

As at March 31, 2012, we have designated a portion of our senior notes totalling US$192.8 million (2011 – US$105.0 million) as a hedge of net investments in foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 29 of the consolidated financial statements for the classification of financial instruments.

CAE Year-End Financial Results 2012 | 47

Management’s Discussion and Analysis

8.     Business combinations

Fiscal 2012 acquisitions

As at March 31, 2012, we entered into business combination transactions for a total cost of $131.4 million.

An amount of $0.7 million of acquisition-related costs was included in general and administrative expenses in the consolidated income statement for the year ended March 31, 2012.

Medical Education Technologies, Inc.

In August 2011, we acquired 100% of the shares of Medical Education Technologies, Inc. (METI). With this acquisition, we gain global market access, expand our product and services offering and acquired simulation-based technology for healthcare.

The fair value of the acquired identifiable intangible assets of $39.0 million (including technology and customer relationships) is still provisional for the period ended March 31, 2012, and will be until the valuations for those assets are finalized. Preliminary goodwill of $99.1 million arising from the acquisition of METI is attributable to the advantages gained, which include:

-   A platform that immediately propels us to an important position by providing access to the human patient simulator segment, a significant segment of the overall healthcare simulation market;

-   An expanded customer base for CAE Healthcare, enabling the offering of the existing portfolio of solutions to a much broader market;

-   An experienced management team with subject matter expertise and industry know-how.

The fair value of the acquired accounts receivable was $9.7 million. Gross contractual amounts receivable amount to $10.5 million, but $0.8 million of this amount is not expected to be collected.

The revenue and operating profit included in the consolidated income statement from METI since the acquisition date is $35.9 million and $0.6 million respectively. Had METI been consolidated from April 1, 2011, the consolidated income statement would have shown additional revenue and operating profit from METI of $31.0 million and $1.8 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination, but are adjusted to reflect our accounting policies where significant. The amounts are provided as supplemental information and are not necessarily indicative of future performance.

Haptica Limited

In July 2011, we acquired the assets and intellectual property of Haptica Limited (Haptica). The acquisition serves to add to CAE Healthcare’s surgical solution offering.

The fair value of the acquired identifiable assets amounted to $0.7 million (including technology and intellectual property rights) and no goodwill is recognized from this acquisition.

Flight Simulator-Capital L.P.

In March 2012, we acquired the outstanding 80.5% of the interests in Flight Simulator-Capital L.P. (Simucap) that we previously did not own. With this acquisition, we own 100% of the units of Simucap. The acquisition provides us with control of a financing vehicle that offers lease financing for our civil flight simulators and access to financing of up to 85% of the equipment value available from Export Development Canada. The structure allows us to provide more financing alternatives to customers. No goodwill is recognized from this acquisition.

Other

Adjustments to the determination of the net identifiable assets acquired and liabilities assumed for certain fiscal 2011 acquisitions were also completed during the fiscal year and resulted in an adjustment to goodwill of nil. Remaining additional consideration outstanding for previous years’ acquisitions amounts to $9.0 million which is contingent on certain conditions being satisfied.

A summary of the total net assets of all acquisitions is included in Note 3 of our consolidated financial statements.

48 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

9.      EVENTS AFTER THE REPORTING PERIOD

Oxford Aviation Academy Luxembourg S. à r. l.

On May 16, 2012, we acquired 100% of the shares of Oxford Aviation Academy Luxembourg S. à r. l. (OAA) for total consideration of $314.3 million. OAA is a provider of aviation training and crew sourcing services. With this acquisition, we strengthen our leadership and global reach in civil aviation training by increasing our training centre footprint, growing our flight academy network and extending our portfolio of aviation training solutions. Management considers it impracticable to disclose information about the fair value of the net assets acquired since the findings of the valuation exercise are not yet available. The acquisition of OAA was financed through a senior unsecured credit facility.

No revenue or operating profit from OAA was included in our consolidated income statement as at March 31, 2012.

Restructuring

We announced restructuring measures on May 23, 2012 which are designed to refocus our resources and capabilities in response to a change in our defence market. Under these measures, our current workforce is being reduced by approximately
300 employees worldwide.

10.  BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

10.1   Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants are emerging and others are positioning themselves to try to take greater market share. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us with respect to training, update and maintenance services related to Boeing aircraft simulators. Boeing has a licencing model for new Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on new Boeing simulators.

Some OEMs may be interested in deepening their services offered to their customers for training services. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator based on that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. Some OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, sometimes being able to replicate aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for some OEMs. To mitigate the foregoing risks, we work on value-added business propositions to various OEMs. We have recently, as announced in fiscal 2012, extended our business relationships with OEMs such as Augusta Westland, Bombardier, Bell Helicopter and others. We also regularly work with other OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

CAE Year-End Financial Results 2012 | 49

Management’s Discussion and Analysis

Periods of economic recession or credit constraints for civil market products lead to heightened competition for each available civil aircraft simulator sale. This in turn leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2012, for example, sales by the SP/M and TS/M segments accounted for 49% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. We are experiencing longer and delayed procurement processes in mature markets, such as the U.S. and Europe, which impacts the timing of contract awards and results in delayed recognition of revenue.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

10.2   Risks relating to the Company

Product evolution

The civil aviation and military markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of government, including the Government of Québec through Investissements Québec (IQ) and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

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Management’s Discussion and Analysis

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

CAE Year-End Financial Results 2012 | 51

Management’s Discussion and Analysis

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

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Management’s Discussion and Analysis

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare and mining.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for CAE to develop material revenues in these new business areas over the long term.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Reliance on technology

We depend on information technology networks and systems to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure or breach of data security could disrupt our operations, cause the loss of business information, compromise confidential information, require significant management attention and resources and could have a material adverse effect on our operations, reputation and financial performance. We have in place security controls, policy enforcement mechanisms and monitoring systems in order to address potential threats.

10.3   Risks relating to the market

Foreign exchange

Our operations are global with nearly 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 38% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations, mainly Military and Civil training and services, are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face unhedged currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes. Devaluation of foreign currencies against the Canadian dollar, for example volatility in the Euro currency as a result of European economic austerity measures and credit market conditions, would have a negative translation impact.

Availability of capital

Our main credit facility, which was refinanced in April 2011, is up for renewal in April 2015. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 25 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 55% of revenue in fiscal 2012. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

CAE Year-End Financial Results 2012 | 53

Management’s Discussion and Analysis

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and risks of using foreign representatives and consultants.

11.  RELATED PARTY TRANSACTIONS

A list of principal investments which significantly impact our results or assets is presented in Note 32 of our consolidated financial statements.

The following transactions are carried out in the normal course of business with related parties which include joint ventures and our joint venture partners:

As at March 31
(amounts in millions)	2012	2011
Current amounts owed from
Portion attributable to the interest of the other venturers	$37.8	$16.1
Other	0.3	0.5
Current amounts owed to
Portion attributable to the interest of the other venturers	$13.2	$11.2
Other	0.6	0.7
Non-current amounts owed from
Portion attributable to the interest of the other venturers	$10.0	$0.4

Years ended March 31
(amounts in millions)	2012	2011
Sales of products and services
Portion attributable to the interest of the other venturers	$105.8	$55.9
Other	6.8	7.1
Purchases of products and services, and other
Portion attributable to the interest of the other venturers	$16.1	$28.8
Other	4.5	8.7
Other income transactions
Portion attributable to the interest of the other venturers	$9.8	$-

The non-current amounts owed from related parties are obligations under finance leases maturing in October 2022 which carry an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at March 31, 2012 (2011 – nil).

In addition, during fiscal 2012, transactions amounting to $2.1 million (2011 – $2.3 million) were made, at normal market prices, with organizations of which some of our directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation paid or payable to key management for employee services is shown below:

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Management’s Discussion and Analysis

Years ended March 31
(amounts in millions)	2012	2011
Salaries and other short-term employee benefits	$4.9	$5.1
Post-employment benefits	1.3	1.0
Termination benefits	1.5	-
Share-based payments	2.5	8.9
	$10.2	$15.0

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Management’s Discussion and Analysis

12.  changes in accounting STANDARDS

12.1     IFRS implementation

Effective April 1, 2010, we began reporting our financial results in accordance with IFRS. This MD&A should be read in conjunction with our consolidated financial statements for the year ended March 31, 2012, which were prepared in accordance with IFRS 1, First-time adoption of IFRS, as issued by the International Accounting Standards Board (IASB). The comparative figures for each period of the year ended March 31, 2011 have been restated to comply with IFRS. For details on the most significant adjustments to the consolidated financial statements, refer to Note 2 – First-time adoption of IFRS of our consolidated financial statements.

12.2     Future changes in accounting standards

Financial instruments

In November 2009, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. It addresses classification and measurement of financial assets and liabilities. IFRS 9 replaces the multiple category and measurement models of IAS 39 for debt instruments with a new mixed measurement model having two categories: amortized cost and fair value through profit or loss. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, the portion of the changes in fair value related to our own credit risk must be presented in OCI rather than in income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We are currently evaluating the impact of the standard on its consolidated financial statements.

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures. IFRS 7 was amended to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. If a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period, the amendment also requires disclosure of supplementary information. These amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. We are currently evaluating the impact of the amendments on its consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of the standard on its consolidated financial statements.

Joint arrangements

In May 2011, the IAS released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interest in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. We currently use proportionate consolidation to account for interests in joint ventures, but must apply the equity method under IFRS 11. Under the equity method, our share of net assets, net income and OCI of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of the standard on its consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of the standard on its consolidated financial statements.

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Management’s Discussion and Analysis

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefit. IAS 19 is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits by the elimination of the option to defer the recognition of actuarial gains and losses (the corridor approach) and expand the disclosure requirements. These amendments are effective for years beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact of these amendments on its consolidated financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendments are effective for annual periods beginning on or after July 1, 2012. We are currently evaluating the impact of the amendments on its consolidated financial statements.

12.3     Use of judgements, estimates and assumptions

Because we prepare our consolidated financial statements in conformity with IFRS, we are required to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. We also exercise judgement in applying our accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumption and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. We report changes to our estimates in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on fair value less costs to sell calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the plan approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of fair value less costs to sell include estimated growth rates, post-tax discount rates and tax rates. The post-tax discount rates were derived from the respective cash generating units’ representative weighted average cost of capital which range from 8% to 12%. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Provisions

In determining the amount of the provisions, assumptions and estimates are made in relation to discount rates, the expected costs and the expected timing of the costs.

Revenue recognition

We use the percentage-of-completion method in accounting for our fixed-price contracts to deliver services and manufacture products. Use of the percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

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Management’s Discussion and Analysis

Defined benefit pension plans

The cost of defined benefit pension plans as well as the present value of the pension obligations is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriated discount rate management considers the interest rates of corporate bonds that are denominated in the currency in which the benefits will be paid with an AA/AAA rating, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

The expected return on plan assets is determined by considering the expected returns on the assets underlying the current investment policy applicable over to the period over which the obligation is to be settled. For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

Other key assumptions for pension obligations are based, in part, on current market conditions. See note 15 of our consolidated financial statements for further details regarding assumptions used.

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the probability weighted average of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against the losses that can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilise future tax benefits.

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues, when relevant. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates depending on the estimated timing of repayments. The estimated repayments are discounted using average rates ranging from 8.5% to 13.0% based on terms of similar financial instruments. These estimates along with the methodology used to derive the estimates can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2012 by approximately $8.2 million.

13.  CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

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Management’s Discussion and Analysis

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

13.1   Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2012. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2012, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

CAE Year-End Financial Results 2012 | 59

Management’s Discussion and Analysis

13.2   Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2012, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

14.  OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

15.  ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

60 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

16.  SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2010 through to 2012. The information for 2010 is reported on a previous Canadian GAAP basis (prior to the adoption of IFRS), while the information for 2011 and 2012 is reported on an IFRS basis. Accordingly, the financial information for 2010 is not directly comparable to subsequent periods.

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Management’s Discussion and Analysis

(amounts in millions, except per share amounts and exchange rates)	Q1		Q2		Q3		Q4		Total
Fiscal 2012 – IFRS
Revenue	$427.9		433.5		453.1		506.7		1,821.2
Net income	$43.5		38.7		46.1		53.7		182.0
Equity holders of the Company	$43.1		38.4		45.6		53.2		180.3
Non-controlling interests	$0.4		0.3		0.5		0.5		1.7
Basic EPS attributable to equity holders of the Company	$0.17		0.15		0.18		0.21		0.70
Diluted EPS attributable to equity holders of the Company	$0.17		0.15		0.18		0.21		0.70
Average number of shares outstanding (basic)	257.0		257.3		257.9		257.9		257.5
Average number of shares outstanding (diluted)	258.0		258.0		258.6		258.6		258.2
Average exchange rate, U.S. dollar to Canadian dollar	$0.97		0.98		1.02		1.00		0.99
Average exchange rate, Euro to Canadian dollar	$1.39		1.38		1.38		1.31		1.37
Average exchange rate, British pound to Canadian dollar	$1.58		1.58		1.61		1.57		1.58
Fiscal 2011 – IFRS									Total
Revenue	$366.4		388.0		410.8		465.6		1,630.8
Net income	$36.6		39.4		38.9		46.0		160.9
Equity holders of the Company	$37.2		39.1		38.5		45.5		160.3
Non-controlling interests	$(0.6)		0.3		0.4		0.5		0.6
Basic EPS attributable to equity holders of the Company	$0.15		0.15		0.15		0.18		0.62
Diluted EPS attributable to equity holders of the Company	$0.14		0.15		0.15		0.18		0.62
Average number of shares outstanding (basic)	256.5		256.6		256.8		256.9		256.7
Average number of shares outstanding (diluted)	256.8		257.1		257.7		258.2		257.5
Average exchange rate, U.S. dollar to Canadian dollar	$1.03		1.04		1.01		0.99		1.02
Average exchange rate, Euro to Canadian dollar	$1.31		1.34		1.38		1.35		1.34
Average exchange rate, British pound to Canadian dollar	$1.53		1.61		1.60		1.58		1.58
Fiscal 2010 – Previous Canadian GAAP									Total
Revenue	$383.0		364.5		382.9		395.9		1,526.3
Earnings from continuing operations	$27.2		39.1		37.7		40.5		144.5
Basic earnings per share from continuing operations	$0.11		0.15		0.15		0.16		0.56
Diluted earnings per share from continuing operations	$0.11		0.15		0.15		0.16		0.56
Net earnings	$27.2		39.1		37.7		40.5		144.5
Basic earnings per share	$0.11		0.15		0.15		0.16		0.56
Diluted earnings per share	$0.11		0.15		0.15		0.16		0.56
Average number of shares outstanding (basic)	255.4		255.6		255.9		256.4		255.8
Average number of shares outstanding (diluted)	255.4	(1)	255.6	(1)	255.9	(1)	256.4	(1)	255.8	(1)
Average exchange rate, U.S. dollar to Canadian dollar	$1.17		1.10		1.06		1.04		1.09
Average exchange rate, Euro to Canadian dollar	$1.59		1.57		1.56		1.44		1.54
Average exchange rate, British pound to Canadian dollar	$1.81		1.80		1.73		1.63		1.74

(1) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

62 | CAE Year-End Financial Results  2012

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2012	Q4-2011	FY2012	FY2011		FY2010
						Previous
						Canadian
	IFRS	IFRS	IFRS	IFRS		GAAP
Civil segments
Simulation Products/Civil
Revenue	$83.1	$76.2	$342.5	$272.9		$284.1
Segment operating income	14.0	9.4	51.6	34.8		49.4
Operating margins (%)	16.8	12.3	15.1	12.8		17.4
Training & Services/Civil
Revenue	132.3	121.0	498.4	454.0		433.5
Segment operating income	30.3	25.3	122.2	99.9		75.1
Operating margins (%)	22.9	20.9	24.5	22.0		17.3
Total Civil segments
Revenue	$215.4	$197.2	$840.9	$726.9		$717.6
Segment operating income	44.3	34.7	173.8	134.7		124.5
Operating margins (%)	20.6	17.6	20.7	18.5		17.3
Military segments
Simulation Products/Military
Revenue	$195.6	$179.3	$619.2	$586.0		$545.6
Segment operating income	34.6	34.0	101.2	105.0		95.7
Operating margins (%)	17.7	19.0	16.3	17.9		17.5
Training & Services/Military
Revenue	71.5	78.0	278.1	279.9		263.1
Segment operating income	11.0	12.0	40.9	50.3		43.9
Operating margins (%)	15.4	15.4	14.7	18.0		16.7
Total Military segments
Revenue	$267.1	$257.3	$897.3	$865.9		$808.7
Segment operating income	45.6	46.0	142.1	155.3		139.6
Operating margins (%)	17.1	17.9	15.8	17.9		17.3
New Core Markets
Revenue	$24.2	$11.1	$83.0	$38.0	$	N/A
Segment operating loss	(1.2)	(3.9)	(13.8)	(8.4)		N/A
Operating margins (%)	(5.0)	(35.1)	(16.6)	(22.1)		N/A
Total
Revenue	$506.7	$465.6	$1,821.2	$1,630.8		$1,526.3
Segment operating income	88.7	76.8	302.1	281.6		264.1
Operating margins (%)	17.5	16.5	16.6	17.3		17.3
Other	$-	$1.0	$-	$1.0		$(34.1)
Operating profit	$88.7	$77.8	$302.1	$282.6		$230.0

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Management’s Discussion and Analysis

Selected annual information for the past five years

(amounts in millions, except per share amounts)		2012	2011
IFRS
Revenue		$1,821.2	$1,630.8
Net income		182.0	160.9
Equity holders of the Company		180.3	160.3
Non-controlling interests		1.7	0.6
Average exchange rate, U.S. dollar to Canadian dollar		0.99	1.02
Average exchange rate, Euro to Canadian dollar		1.37	1.34
Average exchange rate, British pound to Canadian dollar		1.58	1.58
Financial position:
Total assets		$3,183.7	$2,817.3
Total non-current financial liabilities[1]		869.0	757.5
Total net debt		534.3	383.8
Per share:
Basic EPS attributable to equity holders of the Company		$0.70	$0.62
Diluted EPS attributable to equity holders of the Company		0.70	0.62
Dividends		0.16	0.15
Total equity		4.05	3.63

(amounts in millions, except per share amounts)	2010	2009	2008
Previous Canadian GAAP
Revenue	$1,526.3	$1,662.2	$1,423.6
Earnings from continuing operations	144.5	202.2	163.4
Net earnings	144.5	201.1	151.3
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.13	1.03
Average exchange rate, Euro to Canadian dollar	1.54	1.59	1.46
Average exchange rate, British pound to Canadian dollar	1.74	1.91	2.07
Financial position:
Total assets	$2,621.9	$2,665.8	$2,243.2
Total non-current financial liabilities[1]	457.0	375.4	362.1
Total net debt	179.8	285.1	124.1
Per share:
Basic earnings from continuing operations	$0.56	$0.79	$0.64
Diluted earnings from continuing operations	0.56	0.79	0.64
Basic net earnings	0.56	0.79	0.60
Diluted net earnings	0.56	0.79	0.59
Basic dividends	0.12	0.12	0.04
Shareholders' equity	4.52	4.70	3.71

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.